Rule 424(b)(3)
Registration No. 333-132201

Amendment No. 1 dated October 12, 2007 to Pricing Supplement dated September 14, 2007
(To Prospectus dated March 7, 2006
and Prospectus Supplement dated March 7, 2006)

TOYOTA MOTOR CREDIT CORPORATION
Medium-Term Notes, Series B - CMS Linked Accrual Notes

Capitalized terms used in this Pricing Supplement that are defined in the Prospectus Supplement shall have the meanings assigned to them in the Prospectus Supplement.

CUSIP: 89233PK54

Principal Amount (in Specified Currency): $24,150,000.
Issue Price: 100%
Trade Date: September 14, 2007
Original Issue Date: October 12, 2007
Stated Maturity Date: October 12, 2027

Initial Interest Rate: 8.50%
Interest Rate: See "Additional Terms of the Notes"
Interest Payment Dates: Each April 12 and October 12, commencing April 12, 2008 and ending on the Stated Maturity Date

Net Proceeds to Issuer: 100%
Agent's Discount or Commission: 0.0%. The Agent or its affiliates will enter into swap transactions with TMCC to hedge TMCC's obligations under the Notes.
Agent: Nomura Securities International, Inc.
Agent's Capacity: Principal

Calculation Agent: Nomura Global Financial Products, Inc.

Day Count Convention: 30/360
Business Day Convention: Following, unadjusted

Redemption: The Notes are subject to redemption by TMCC, in whole, but not in part, at par on the Redemption Dates and subject to the Notice of Redemption stated below.
Redemption Dates: Each Interest Payment Date, from and including
October 12, 2008 to and including April 12, 2027
Notice of Redemption: The redemption of the Notes is subject to not less than 10 calendar days prior notice

Repayment: Not Applicable
Optional Repayment Date(s):
Repayment Price:

Original Issue Discount: Yes
Yield to Maturity: Contingent
Initial Accrual Period: From and including October 12, 2007 to but excluding April 12, 2008

Specified Currency: U.S. dollars
Minimum Denominations: $10,000 and $1,000 increments thereafter
Form of Note: Book-entry only


ADDITIONAL TERMS OF THE NOTES

Interest

      The Notes will bear interest from and including the Original Issue
Date to but excluding the Interest Payment Date on April 12, 2009 at the Initial Interest Rate of 8.50% per year. The Notes will bear interest from and including the Interest Payment Date on April 12, 2009 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date until the Interest Payment Date on October 12, 2013 (each, a "First Interest Calculation Period") at a rate equal to the Initial Interest Rate of 8.50% per year multiplied by the Barrier Amount. The Notes will bear interest from and including the Interest Payment Date on October 12, 2013 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date until the Interest Payment Date on
October 12, 2022 (each, a "Second Interest Calculation Period") at a rate equal to 9.50% per year multiplied by the Barrier Amount. The Notes will bear interest from and including the Interest Payment Date on October 12, 2022 and each Interest Payment Date thereafter to but excluding the following Interest Payment Date (or Maturity, as applicable) (each, a
"Third Interest Calculation Period") at a rate equal to 10.00% per year multiplied by the Barrier Amount.

      "Interest Calculation Period" means each First Interest Calculation Period, Second Interest Calculation Period and Third Interest Calculation Period, and "Floating Interest Rate Period" means collectively the First Interest Calculation Periods, Second Interest Calculation Periods and Third Interest Calculation Periods.

      "Barrier Amount" means an amount calculated in accordance with the following formula:

n / N

Where:

"n" is the total number of calendar days in the applicable Interest Calculation Period on which the difference between the 30-Year
CMS Rate minus the 10-Year CMS Rate (the "Spread") sets greater than or equal to 0.0%; provided however, that the Spread determined on the fifth U.S. Government Securities Business Day
(as defined below) prior to each Interest Payment Date (or Maturity, as applicable) shall apply to such U.S. Government Securities Business Day and each of the remaining calendar days in the related Interest Calculation Period; and

"N" is the total number of calendar days in the applicable Interest Calculation Period.

      No interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%.
For each calendar day in an Interest Calculation Period that is not a U.S. Government Securities Business Day, the Spread for that calendar day will be the Spread determined on the immediately preceding U.S. Government Securities Business Day.

       "30-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 30 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business
Day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 30-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

      "10-Year CMS Rate" is the rate for U.S. dollar swaps with a constant maturity of 10 years, as quoted on a semi-annual, 30/360 basis vs. 3-month U.S. dollar LIBOR, expressed as a percentage, as published by the Federal Reserve Board in the Federal Reserve Statistical Release H.15 and which appears on the Reuters Screen ISDAFIX1 Page as of 11:00 a.m., New York City time on each U.S. Government Securities Business
Day in the Interest Calculation Period; provided that if such rate or a successor thereto is not provided, the method of calculating such rate has been changed in a material way or Reuters Screen ISDAFIX1 Page or an equivalent publication source is not displayed, then the 10-Year CMS Rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner.

      "U.S. Government Securities Business Day" means any day except for a Saturday, Sunday or a day on which the Bond Market Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in U.S. government securities.

      Notwithstanding anything to the contrary in the Prospectus
Supplement, "Business Day" with respect to the Notes means a day that is both (i) a London Banking Day and (ii) a New York Business Day (as those terms are defined in the Prospectus Supplement).

RISK FACTORS

      Investing in the Notes involves a number of risks, including risks associated with an investment in ordinary fixed rate notes. In addition to the risks described in "Risk Factors" on page S-3 of the Prospectus Supplement, the Notes are subject to other special considerations. An investment in the Notes entails significant risks not associated with similar investments in a conventional debt security, including, but not limited to, fluctuations in the 30-Year CMS Rate and the 10-Year CMS Rate, and other events that are difficult to predict and beyond TMCC's control. Accordingly, prospective investors should consult their financial and legal advisors as to the risks entailed by an investment in redeemable CMS linked accrual notes and the suitability of the Notes in light of their particular circumstances.

The Amount Of Interest Payable On The Notes During The Floating
Interest Rate Period Is Uncertain And Could Be 0.0%.

      The 30-Year CMS Rate and 10-Year CMS Rate are floating rates.
During the Floating Interest Rate Period, no interest will accrue on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. For every calendar day on which the Spread is determined or deemed to be less than 0.0%, the effective interest rate for the applicable Interest Calculation Period will be reduced, and if the Spread remains at less than 0.0% with respect to an entire Interest Calculation Period, the effective interest rate for that Interest Calculation Period will be 0.0%.

During The Floating Interest Rate Period, The Yield On The Notes
May Be Lower Than The Yield On A Standard Debt Security Of
Comparable Maturity.

      During the Floating Interest Rate Period, the Notes will bear interest at a rate of 0.0% per annum with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. As a result, if the Spread remains at less than 0.0% for a substantial number of calendar days during an Interest Calculation Period, the effective yield on the Notes for such Interest Calculation Period will be less than what would be payable on conventional, fixed-rate redeemable notes of TMCC of comparable maturity.

The Applicable Spread With Respect To The Fifth U.S. Government
Securities Business Day Preceding The End Of An Interest
Calculation Period Will Apply For The Remainder Of That Interest
Calculation Period.

      Because during the Floating Interest Rate Period the Spread determined on the fifth U.S. Government Securities Business Day preceding each Interest Payment Date (or Maturity, as applicable) applies to each of the remaining calendar days in the related Interest Calculation Period, if the Spread with respect to that U.S. Government Securities Business Day sets at less than 0.0%, no interest will be paid on the Notes with respect to the remaining calendar days in that Interest Calculation Period, even if the Spread on any of the subsequent remaining calendar days were actually to set at or above 0.0%.

The Price At Which The Notes May Be Resold Prior To Maturity Will
Depend On A Number Of Factors And May Be Substantially Less
Than The Amount For Which They Were Originally Purchased.

      TMCC believes that the value of the Notes in the secondary market will be affected by supply of and demand for the Notes, fluctuations in the Spread and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor might be offset or magnified by the effect of another factor. The following paragraphs describe what TMCC expects to be the impact on the market value of the Notes of a change in a specific factor, assuming all other conditions remain constant.

*	The market value of the Notes might be affected by changes in the 30-
Year CMS Rate and 10-Year CMS Rate. For example, a decrease in the 30-Year CMS Rate combined with either an increase or no change in the 10-Year CMS Rate could cause a decrease in the market value of the Notes because no interest will be payable on the Notes with respect to any calendar day on which the Spread is determined or deemed to be less than 0.0%. Conversely, an increase in the 30-Year
CMS Rate relative to the 10-Year CMS Rate could cause an increase in the market value of the Notes. However, if the Spread increases or remains high, the likelihood of the Notes being redeemed would increase. The 30-Year CMS Rate and 10-Year CMS Rate themselves will be influenced by complex and interrelated political, economic, financial and other factors that can affect the money markets generally and the mid-market semi-annual swap rates in particular.

*	Volatility is the term used to describe the size and frequency of market fluctuations. If the volatility of 30-Year CMS Rate and 10-Year CMS
Rate increases, the market value of the Notes may decrease.

The impact of one of the factors specified above may offset some or all of any change in the market value of the Notes attributable to another factor.

      In general, assuming all relevant factors are held constant, TMCC expects that the effect on the market value of the Notes of a given change in most of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

The Historical Performance Of The 30-Year CMS Rate and 10-Year
CMS Rate Is Not An Indication Of The Future Performance Of The
30-Year CMS Rate and 10-Year CMS Rate.

      The historical performance of the 30-Year CMS Rate and 10-Year
CMS Rate should not be taken as an indication of the future performance of the 30-Year CMS Rate and 10-Year CMS Rate during the term of the Notes. Changes in the 30-Year CMS Rate and 10-Year CMS Rate will affect the trading price of the Notes, but it is impossible to predict whether the 30-Year CMS Rate or 10-Year CMS Rate will rise or fall.

UNITED STATES FEDERAL INCOME TAXATION

      The following is a summary of certain U.S. federal income tax consequences of ownership of the Notes. The summary primarily concerns
U.S. Holders (as defined in the Prospectus Supplement) who purchase the Notes on the Original Issue Date at the Issue Price and hold the Notes as capital assets, and does not deal with special classes of holders such as dealers in securities or currencies, financial institutions, insurance companies, regulated investment companies, persons who hold the Notes as a "straddle" or a "hedge" against currency risks or who hedge any currency risks of holding the Notes, tax-exempt investors, U.S. expatriates or persons treated as residents of more than one country, U.S. Holders whose functional currency is other than the U.S. dollar or persons who acquire, or for income tax purposes are deemed to have acquired, the Notes in an exchange, or for property other than cash, and partnerships or other entities classified as partnerships for U.S. federal income tax purposes and persons holding the Notes through any such entities.

      The discussion below is based on existing provisions of the Internal Revenue Code of 1986, as amended (the "Code"), judicial decisions and administrative rulings and pronouncements, and existing and proposed Treasury Regulations, including regulations concerning the treatment of debt instruments issued with original issue discount ("OID"), all of which are subject to alternative construction or to change possibly with retroactive effect. Prospective investors are urged to consult with and rely solely upon their own tax advisors regarding the U.S. federal tax consequences of acquiring, holding and disposing of the Notes, as well as any tax consequences that may arise under the laws of any foreign, state, local or other taxing jurisdiction.

      Certain other tax consequences of ownership of the Notes are discussed in the accompanying Prospectus Supplement under the caption "United States Taxation." Except where otherwise indicated below, this summary supplements and, to the extent inconsistent, replaces the discussion under the caption "United States Taxation" in the Prospectus Supplement.

U.S. Holders

      The Notes will be treated as contingent payment debt instruments and accordingly will be treated as issued with OID. In general, the timing and character of income, gain or loss reported on a contingent payment debt instrument will substantially differ from the timing and character of income, gain or loss reported on a conventional noncontingent payment debt instrument. Specifically, a U.S. Holder of a Note must include future contingent interest payments in income as that interest accrues based on the "comparable yield" of the Note and differences between projected and actual payments on the Note. Moreover, in general, any gain recognized by a U.S. Holder on the sale, exchange, or retirement of a contingent payment debt instrument is treated as ordinary interest income, and all or a portion of any loss realized could be treated as ordinary loss as opposed to capital loss (depending upon the circumstances).

      In particular, solely for U.S. federal income tax purposes, the projected payment schedule for the Notes, as set forth in the following table, will consist of a projected payment (each, a "Projected Payment") on each Interest Payment Date and at Maturity.

      					Projected Payment Per $1,000
      Interest Payment Date		Principal Amount at Maturity
      April 12, 2008				$42.50
      October 12, 2008				$42.50
      April 12, 2009				$42.50
      October 12, 2009				$40.49
      April 12, 2010				$38.84
      October 12, 2010				$37.37
      April 12, 2011				$36.04
      October 12, 2011				$35.01
      April 12, 2012				$34.18
      October 12, 2012				$33.22
      April 12, 2013				$32.22
      October 12, 2013				$31.31
      April 12, 2014				$33.83
      October 12, 2014				$32.89
      April 12, 2015				$32.03
      October 12, 2015				$31.28
      April 12, 2016				$30.58
      October 12, 2016				$29.93
      April 12, 2017				$29.31
      October 12, 2017				$28.74
      April 12, 2018				$28.10
      October 12, 2018				$27.45
      April 12, 2019				$26.83
      October 12, 2019				$26.22
      April 12, 2020				$25.60
      October 12, 2020				$25.01
      April 12, 2021				$24.44
      October 12, 2021				$23.89
      April 12, 2022				$23.36
      October 12, 2022				$22.85
      April 12, 2023				$23.46
      October 12, 2023				$22.92
      April 12, 2024				$22.39
      October 12, 2024				$21.87
      April 12, 2025				$21.34
      October 12, 2025				$20.85
      April 12, 2026				$20.35
      October 12, 2026				$19.87
      April 12, 2027				$19.37
      October 12, 2027				$1,017.30

      This projected payment schedule represents an estimated yield
(required to equal the "comparable yield") of the Notes equal to 6.27%, compounded semiannually. During the term of the Notes, a U.S. Holder of a Note will be required to include in income as ordinary interest an amount equal to the sum of the daily portions of interest on the Note that are deemed to accrue at the comparable yield for each day during the taxable year (or portion of the taxable year) on which the U.S. Holder holds the Note. The amount of interest that will be deemed to accrue in any accrual period (i.e., generally each six-month period during which the Notes are outstanding) will equal the product of the comparable yield (properly adjusted for the length of the accrual period) and the Note's adjusted issue price (as defined below) at the beginning of the accrual period. The daily portions of interest will be determined by allocating to each day in the accrual period the ratable portion of the interest that is deemed to accrue during the accrual period. In general, for these purposes a Note's adjusted issue price will equal the Note's issue price, increased by the interest previously accrued on the Note and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. If the amount received on the Note on any Interest Payment Date or at Maturity exceeds the applicable
Projected Payment, a U.S. Holder will generally be required to include any such excess in income as additional ordinary interest income on the applicable Interest Payment Date. Alternatively, if the amount received on the Note on any Interest Payment Date is less than the applicable Projected Payment, the difference will generally be treated first as an offset to any interest otherwise includible in income by the U.S. Holder with respect to the Note for the taxable year in which such Interest Payment Date occurs to the extent of the amount of that includible interest. Further, a U.S. Holder will generally be permitted to recognize and deduct, as an ordinary loss that is not subject to the limitations applicable to miscellaneous itemized deductions, any remaining portion of the difference that is not treated as an interest offset pursuant to the foregoing rules.

      Upon the sale or exchange of a Note prior to maturity, a U.S.
Holder will be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized by the U.S. Holder upon that sale or exchange and the U.S. Holder's adjusted tax basis in the Note as of the date of disposition. A U.S. Holder's adjusted tax basis in a Note generally will equal the U.S. Holder's initial investment in the Note increased by any interest previously included in income with respect to the Note by the U.S. Holder, and decreased by the amount of any noncontingent payment and the projected amount of any contingent payment previously made on the Note. Any taxable gain will be treated as ordinary interest income. Any taxable loss will be treated as ordinary loss to the extent of the U.S. Holder's total interest inclusions on the Note. Any remaining loss generally will be treated as long-term or short-term capital loss (depending upon the U.S. Holder's holding period for the Note).

      The projected payment schedule (including each Projected
Payment) has been determined solely for U.S. federal income tax purposes, and is neither a prediction nor a guarantee of what the actual payment on any Interest Payment Date will be, or that any such amount will even exceed zero. The following table sets forth the amount of interest that will be deemed to accrue with respect to each Note during each year over the term of the Notes based upon the projected payment schedule for the Notes.

      				Interest Per $1,000 Principal
      Year			Amount at Maturity
      2007				$13.76
      2008				$62.04
      2009				$60.60
      2010				$59.39
      2011				$58.48
      2012				$57.79
      2013				$57.29
      2014				$56.80
      2015				$56.27
      2016				$55.90
      2017				$55.69
      2018				$55.61
      2019				$55.69
      2020				$55.93
      2021				$56.33
      2022				$56.91
      2023				$57.58
      2024				$58.36
      2025				$59.32
      2026				$60.47
      2027				$48.08

Foreign Holders

      A Foreign Holder (as defined in the Prospectus Supplement) will not include in gross income for U.S. federal income tax purposes, any amounts with respect to the Notes until the Foreign Holder receives a payment on a Note at Maturity or with respect to a sale or exchange of the Notes. The amount of any such payment that exceeds the Foreign Holder's adjusted tax basis for the Notes will be treated as ordinary interest income and will not be subject to U.S. federal income or withholding tax if the Foreign Holder satisfies the requirements for payments of principal and interest (including OID) on a note set forth in the accompanying
Prospectus Supplement under the first bullet point under the caption
"United States Taxation -- Material United States Tax Considerations for Foreign Purchasers."